SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Under the Securities Exchange Act of 1934
(Amendment No. 4)*

AlerisLife Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33832D205

(CUSIP Number)

Richard W. Siedel, Jr.

Chief Financial Officer and Treasurer

Diversified Healthcare Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 796-8350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33832D205	13D/A	Page 1 of 5 Pages

1.	Names of Reporting Persons Diversified Healthcare Trust

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person OO

CUSIP No. 33832D205	13D/A	Page 2 of 5 Pages

1.	Names of Reporting Persons DHC Holdings LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person OO

CUSIP No. 33832D205	13D/A	Page 3 of 5 Pages

This Amendment No. 4 (this “Schedule 13D/A”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 5, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on January 2, 2020, Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 18, 2020 and Amendment No. 3 to the Original Schedule 13D filed with the SEC on February 22, 2023 (as amended, the “Schedule 13D”), is being filed by Diversified Healthcare Trust (“DHC”), a Maryland real estate investment trust, and DHC Holdings LLC, a Maryland limited liability company and a newly-formed wholly owned subsidiary of DHC (collectively the “Reporting Persons” and each a “Reporting Person”), in connection with the acquisition of AlerisLife Inc. (the “Issuer”) by ABP Acquisition 2 LLC (“Purchaser”), pursuant to a tender offer for all of the outstanding shares of common stock, par value $0.01 per share, of the Issuer (“Common Shares”) and subsequent merger of Purchaser with and into the Issuer (the “Merger”).

Item 1.   Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the Common Shares. The Issuer’s principal executive offices are located at Two Newton Place, 255 Washington Street, Newton, Massachusetts 02458.

Item 2.   Identity and Background.

“Item 2. Identity and Background” of the Schedule 13D/A contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 3.   Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 4.   Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Original Schedule 13D contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 5.   Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)     As of the date hereof, the Reporting Persons beneficially own no Common Shares. The amount beneficially owned does not include Common Shares of the Issuer as the surviving corporation in the Merger which, pursuant to the Consent Agreement, as further described in Item 6, DHC has the right, but not the obligation, to purchase, in a single private transaction, on or before December 31, 2023, constituting a percentage up to 31.9% of the then issued and outstanding Common Shares based on the Offer Price and otherwise pursuant to a stockholders agreement to be entered into at the time of any such purchase on such terms as are negotiated and mutually agreed by the parties. Such number of Common Shares will not be determinable until such time as DHC exercises such right, if at all.

As of the date hereof, Adam D. Portnoy beneficially owns 33,430,219 Common Shares, which represents 100% of the issued and outstanding Common Shares as of March 20, 2023 and which are not included in the percentages owned by the Reporting Persons, all of which are held by directly by ABP Acquisition LLC (“ABP LLC”), a wholly owned subsidiary of ABP Trust.  As president, sole trustee and a beneficial owner of ABP Trust, Mr. Portnoy may be deemed to beneficially own the Common Shares beneficially owned by ABP Trust.  The Reporting Persons expressly disclaim any beneficial ownership of the Common Shares beneficially owned by Mr. Portnoy, ABP Trust and ABP LLC.

CUSIP No. 33832D205	13D/A	Page 4 of 5 Pages

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above do not beneficially own any Common Shares.

(c)          Except as disclosed in Item 6, no transactions have been effected by the Reporting Persons or to the knowledge of the Reporting Persons, any of the individuals named in Item 2 above in the Issuer’s securities in the past sixty days.

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D/A.

(e)          Except as described above, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Shares on March 18, 2023.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” contained in the Schedule 13D is hereby amended to include the following:

The Offer expired at one minute after 11:59 p.m. Eastern Time, on March 17, 2023. Equiniti Trust Company, the depository for the Offer (the “Depository”), advised Purchaser that, as of the expiration of the Offer, a total of 22,375,687 Common Shares were tendered and not validly withdrawn pursuant to the Offer, representing approximately 66.9% of the Common Shares outstanding as of the expiration of the Offer. In addition, the Depository advised Purchaser that Notices of Guaranteed Delivery have been delivered with respect to 368,756 additional Common Shares, representing approximately 1.1% of the Common Shares outstanding as of the expiration of the Offer. As of the expiration of the Offer, the number of Common Shares tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition (as defined in the Merger Agreement) of the Offer, and all other conditions to the Offer were satisfied or waived (to the extent waivable). The Reporting Persons, and to the Reporting Persons’ knowledge, the individuals named in Item 2 above, tendered all of the Common Shares they beneficially owned in the Offer. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Common Shares tendered and not validly withdrawn pursuant to Offer.

Pursuant to the Merger Agreement, ABP LLC and Purchaser completed the acquisition of the Issuer on March 20, 2023 by consummating the Merger without a vote of the Issuer’s stockholders in accordance with Section 3-106.1 of the Maryland General Corporation Law. At the effective time of the Merger, (i) each issued and outstanding Common Share (other than Common Shares held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser) was converted into the right to receive $1.31 in cash, without any interest thereon and subject to any withholding of taxes, and (ii) each issued and outstanding Common Share held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser was cancelled and retired and ceased to exist, and no consideration was delivered in exchange therefor. In addition, immediately prior to the effective time, each award of Common Shares then-outstanding and subject to vesting or forfeiture restrictions (each, a “Company Share Award”) became fully vested and non-forfeitable. At the effective time, each Common Share subject to a Company Share Award (other than any Shares held immediately prior to the effective time by ABP, Purchaser, or any other direct or indirect wholly owned subsidiary of ABP or any person that owns, directly or indirectly all of the outstanding equity interests of Purchaser) was cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without any interest thereon and subject to any withholding of taxes.

Following consummation of the Offer and the Merger, and of the date hereof, the Reporting Persons, and to the Reporting Persons’ knowledge, the individuals named in Item 2 above other than Mr. Portnoy, own no Common Shares. Following consummation of the Merger, the Common Shares were delisted and ceased trading on the Nasdaq Stock Market. In addition, the Purchaser has taken steps to cause the termination of the registration of the Common Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend all of the Issuer’s reporting obligations under the Exchange Act as promptly as practicable.

CUSIP No. 33832D205	13D/A	Page 5 of 5 Pages

Item 7.   Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 22, 2023
(Date)

DIVERSIFIED HEALTHCARE TRUST

/s/ Richard W. Siedel, Jr.
Richard W. Siedel, Jr. Chief Financial Officer and Treasurer

DHC HOLDINGS LLC

/s/ Richard W. Siedel, Jr.
Richard W. Siedel, Jr. Chief Financial Officer and Treasurer

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).